January 4, 2008
By EDGAR
Ms. Pamela A. Long
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Heritage-Crystal Clean, Inc.
Registration Statement on Form S-1
File No. 333-143864
Ladies and Gentlemen:
On behalf of our client, Heritage-Crystal Clean, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (“Staff”) of the Securities and Exchange Commission (“SEC”), dated September 11, 2007, concerning the above-referenced document and the Company’s initial public offering of securities. For your convenience, the responses by the Company follow the bolded text of the applicable SEC comment. In addition to the responses below, the Company has filed today Amendment No. 3 (“Amendment No. 3”) to its Registration Statement on Form S-1 referenced above to address the Staff’s comments and is supplementally providing you with three copies of Amendment No. 3, which are marked to show changes against Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-1 referenced above. Please note that Amendment No. 3 also reflects changes to the Registration Statement to reflect the proposed reorganization of the Company that would occur prior to the completion of the initial public offering; such changes were discussed with the Staff by letter dated October 2, 2007. In addition, as communicated to the Staff in a telephone conversation, Amendment No. 3 also reflects changes to the Direct Placement prospectus so that it consists of an offering of 1,200,000 shares to The Heritage Group (“Heritage”) and persons designated by Heritage and the stockholders of BRS-HCC Investment Co., Inc. (“BRS-HCC”) and persons designated by such stockholders, for cash consideration, rather than an offering to all preferred unit holders of Heritage-Crystal Clean, LLC (“Heritage LLC”) (and related persons).
Comment 1. We note your response to prior comment 1. Please tell us supplementally what analysis you have made as to whether the offer of the shares in the Direct Placement is consistent with Section 5 of the Securities Act. Please advise us of all of the facts relevant to your analysis, including what, if any, materials you have provided to the offerees in the Direct Placement, providing us with copies of any such materials. In addition, please clarify for us what role William Blair and Piper Jaffray have served in connection with the Direct Placement. We note that you will pay these entities $980,000 for acting as placement agents, yet your response states that certain persons made unsolicited oral requests to the board to purchase shares in the offering. We may have additional comments upon review of your response.

Ms. Pamela A. Long
January 4, 2008

     Response. As communicated to the Staff in a letter dated October 2, 2007, the Company has elected not to offer such shares to existing members but will instead reorganize the Company prior to the completion of its initial public offering.
     Separately, as also discussed with the Staff by telephone, Heritage approached the Chief Executive Officer of the Company in December, 2007 and indicated that it was confident in the Company’s long term prospects and would prefer to increase its equity stake in the Company. Heritage communicated to the Chief Executive Officer of the Company a preliminary request for the Company to offer 1,000,000 shares of common stock to Heritage and persons designated by Heritage in order for Heritage to agree to consent to the initial public offering of the Company. Upon learning of Heritage’s request, BRS-HCC similarly communicated to the Chief Executive officer of the Company a preliminary request for the Company to offer 200,000 shares of common stock to the stockholders of BRS-HCC and persons designated by such stockholders. Accordingly, the Direct Placement prospectus referred to in the Staff’s comment above has been revised in Amendment No. 3 to reflect the offering to Heritage and persons designated by Heritage and the stockholders of BRS-HCC and persons designated by such stockholders, for cash consideration. Heritage and BRS-HCC have indicated in connection with these preliminary requests that the additional purchasers in the Direct Placement will consist of approximately ninety to one hundred of their employees, direct and indirect owners and their respective family members. Heritage also made a preliminary request apart from the request to purchase additional shares in the Direct Placement that the Company enter into an agreement with Heritage under which Heritage would have the right to purchase an amount of equity securities in future equity offerings of the Company in order to maintain its ownership percentage in the Company.
     Since the Company would ultimately need to obtain the consent of Heritage and BRS-HCC to complete the initial public offering and because it considers the retention of Heritage and BRS-HCC as stockholders as attractive to the Company, the Company has evaluated various means through which it might conduct such an offering of 1,200,000 shares of common stock as requested by Heritage and BRS-HCC. While there have been communications between each of Heritage and BRS-HCC and the Company consisting of Heritage and BRS-HCC providing greater detail regarding their requests with respect to the purchase of additional shares of common stock in connection with the initial public offering and Heritage’s future stock participation rights, no negotiations have occurred between the parties. The Company has not made any offers to sell common stock to Heritage or BRS-HCC and there is no formal agreement obligating or committing the Company to offer shares in the Direct Placement, or obligating such parties to purchase shares in the Direct Placement. Because no offer or negotiations with respect to an offer have occurred with respect to the Direct Placement and no sales will be confirmed prior to the effectiveness of the Registration Statement, the Company believes that the offer of the shares in the Direct Placement pursuant to the Registration Statement will comply with Section 5 of the Securities Act.
     The Company intends to provide the prospectus referred to as the Direct Placement prospectus that has been included in Amendment No. 3 when it offers the shares to Heritage, the stockholders of BRS-HCC and persons designated by them. Originally, the Direct Placement prospectus was to be used to offer shares to existing preferred unit holders of Heritage LLC (and

Ms. Pamela A. Long
January 4, 2008

related persons) prior to the proposed change in the structure of the Company that we have referred to as the Reorganization in a letter to the Staff dated October 2, 2007. The form of prospectus to be used in connection with the Direct Placement of common stock is described in the Explanatory Note following the cover page of Amendment No. 3. The Company notes that the pages to be substituted in the public offering prospectus for the Direct Placement were inadvertently omitted from Amendment No. 2 but were included in the Registration Statement previously and are included in Amendment No. 3.
     Once the Company has resolved the Staff’s comments to the Registration Statement and is otherwise ready to print its preliminary prospectus, the Company plans to have the Direct Placement prospectus circulated to Heritage, the stockholders of BRS-HCC and persons designated by them. Except for the subscription agreements referred to below, the Company currently does not intend to use any other written materials in connection with the Direct Placement. Once the Registration Statement has been declared effective, and immediately following the pricing of the initial public offering, the Company intends to seek and accept written confirmation of indications of interest in the form of subscription agreements (which we will provide to the Staff once it is available and will file as an exhibit to a subsequent amendment to our Registration Statement) and make allocations with respect to the Direct Placement shares. As of the date of this letter, no offering materials have been provided to any persons.
     The Company plans to engage William Blair & Company, L.L.C. and Piper Jaffray & Co. (the “Placement Agents”) to act as placement agents in connection with the Direct Placement. The Placement Agents have assisted the Company in evaluating the structure of the offering and preparing the Direct Placement prospectus, they will assist the Company in negotiating the terms of the offering and they will distribute the Direct Placement prospectus to the potential purchasers, solicit indications of interest from such potential purchasers, confirm orders of purchases and provide certain administrative services in connection with collecting payment for the shares and allocating and distributing the shares in the Direct Placement. In addition, in the event that any of the potential purchasers fails to consummate its purchase of shares in the Direct Placement after a sale has been confirmed following the effectiveness of the Registration Statement, the Placement Agents may use their reasonable efforts to solicit alternative purchasers of such shares, first from the list of potential purchasers identified by Heritage, BRS-HCC or the Company and second by identifying other potential purchasers so that the Company can consummate its sale of the full 1,200,000 shares. The Company intends to pay the Placement Agents a placement fee equal to seven percent (7%) of the gross proceeds of the Direct Placement for these services. The Company recognizes that Heritage and BRS-HCC have made unsolicited oral requests to purchase shares in the offering and have identified potential purchasers but believes that the services of the Placement Agents will be necessary in order for the Company to successfully offer the shares to the approximately ninety to one hundred potential purchasers to be included in the offering, to help generate full demand for the shares in the Direct Placement, to assist in the allocation of shares in the event of an oversubscription and to assist with the placement to alternative purchasers in the event sales to the designated purchasers cannot be completed.

Ms. Pamela A. Long
January 4, 2008

Cash Bonus, page 51 (page 56 in Amendment No. 3)
Comment 2. The revised disclosure in response to prior comment 2 remains is unclear. As drafted, the terms “discretionary bonuses” and “budgeted non-discretionary bonuses” are confusing. Similarly, the statement that HCCI targets discretionary bonuses equal to 25% of the budgeted non-discretionary bonuses could appear to be inconsistent with the statement that the remaining 20% of the actual cash bonus pool is assigned as a discretionary bonus. Revise to include the information that you gave us:
•	The projected cash bonus pool or the projected total pool is divided into two portions: 80% represents the projected bonus pool, and 20% represents the projected discretionary pool.

•	The actual cash bonus pool or the actual total pool is divided into two portions: 80% represents the actual bonus pool, and 20% represents the actual discretionary pool.
     Response. The Company has revised the prospectus as you have requested. Please see page 56 of the prospectus included in Amendment No. 3.
Potential Payments Upon Termination, page 62 (page 67 in Amendment No. 3)
Comment 3. Based on the response to prior comment 4, it appears that the amounts shown in the table on pages 63 and 64 under “Without cause” and “For Good Reason” represent double the amounts of the current base salaries of Messrs. John Lucks and Gregory Ray. If true, so indicate by footnote or otherwise.
     Response. The amounts that you mention do represent double the amounts of the current base salaries of Messrs. Lucks and Ray. The Company has revised the prospectus as you have requested. Please see pages 68 and 69 of Amendment No. 3.
Principal Stockholders, page 66 (page 71 in Amendment No. 3): Merger with BRS-HCC Investment Co., Inc., page 69 (page 74 in Amendment No. 3)
Comment 4. Revised disclosure indicates that the stockholders of BRS-HCC Investment Co., Inc. will receive the shares of common stock and preferred stock in HCCI that would otherwise have been issued to BRS-HCC Investment Co., Inc. in the merger. In your discussion of the merger, please clarify that BRS II owns 99.84% of BRS-HCC, and include it in the beneficial ownership table along with the number of shares it will have the right to acquire.
     Response. The Company has revised the discussion of the merger and the table under “Principal Stockholders” to reflect your comment. Please see pages 71 and 74 of Amendment No. 3.

Ms. Pamela A. Long
January 4, 2008

Comment 5. Please describe the business purpose for the merger of BRS-HCC Investment Co. into the company. Further, since the holders of BRS-HCC will receive the shares of the company that BRS-HCC would have received even without the merger, please explain what consideration will be given by HCCI for the merger. We may have additional comments upon review of your response.
     Response. In order to complete its initial public offering, the Company will need the consent of BRS-HCC for the Reorganization. It is a condition to BRS-HCC’s approval of the Reorganization that the Company structure the exchange of its shares as a merger transaction as described. The consideration to be received by the Company for entering into the merger is the receipt and cancellation of the units of Heritage-Crystal Clean, LLC held by BRS-HCC, the receipt of BRS-HCC’s consent for the Reorganization and the initial public offering and the indemnities to be provided by the holders of BRS-HCC for certain liabilities that might arise out of the merger.
Statement of Operations, page F-4
Comment 6. We note your response to prior comment 5; however, as indicated in the “Status” section of EITF 96-09, classification of markdowns in cost of sales is not limited to those instances where there is a restructuring or an exit activity because of the normal and recurring nature of management’s decisions regarding inventory. In this case, it appears that the loss of your customer resulted in management’s decision to assess the value of reuse inventory, resulting in a charge to reflect the fair market value of remaining reuse inventory. In this regard we believe that charge to reduce solvent inventories to net realizable value should be classified as cost of sales in your statement of operations for the first half ended June 16, 2007.
     Response. Pursuant to a conversation between the Company and the Staff on September 21, 2007, the Company has classified the charge to reduce solvent inventories to net realizable value as cost of sales in its statement of operations and revised the prospectus as you have requested. Please see page F-4 of Amendment No. 3.
Note 10 — Management Equity Incentive Plan, page F-13
Comment 7. We note your response to prior comment 7; however, it is unclear to us how you determined the compensation expense related to “120 units that vest based on certain performance conditions of one of the company’s operating divisions through 2011.” In this regard, please supplementally tell us how the number of units vested was determined based on the performance conditions met during the first half ended June 16, 2007.
Response. The Company granted 120 common units to key employees in its vacuum and oil lines of business. These 120 common units are subject to forfeiture if on December 31, 2011, five times the EBITDA of the Company’s vacuum and oil lines of business for the fiscal year ended December 31, 2011, less related debt outstanding, and adjusted for certain items

Ms. Pamela A. Long
January 4, 2008

(“Multiplied Adjusted EBITDA”), is equal to or less than $29.4 million. In the event that the Multiplied Adjusted EBITDA is between $4.4 million and $29.4 million, only a pro rata percentage of these common units will vest. The determination of the compensation expense related to the 120 units as of September 8, 2007 is based on management’s assessment that it is probable the Company will achieve the Multiplied Adjusted EBITDA of $29.4 million and all 120 units will vest. The Company is recognizing compensation expense ratably over the five year requisite service period as follows:

Number of units affected	120 units
Value of these units (per unit)	$5,964

Total amount of expense	$715,000
Expense per year (5 year cliff vesting — pro rata)	$143,000
Expense per period	$11,000
Amount expensed as of September 8, 2007	$99,000
Note 11 — Pro Forma Adjustments
Comment 8. We note your response to prior comment 9; however, EITF 03-06 refers to participating securities, but does not contemplate mandatorily redeemable shares or forward contracts that require physical settlement by repurchase of a fixed number of the issuer’s equity shares in exchange for cash, as appears to be the case with your redeemable capital units. In this regard, we believe that your mandatorily redeemable shares and capital units should be excluded in the calculation of basic and diluted earnings per share as required by paragraph 25 of SFAS 150.
     Response. Paragraph 25 of SFAS 150 states “Entities that have issued mandatorily redeemable shares of common stock or entered into forward contracts that require physical settlement by repurchase of a fixed number of shares of the issuer’s equity shares of common stock in exchange for cash shall exclude the common shares that are to be redeemed or repurchased in calculating basic and diluted earnings per share. Any amounts, including contractual (accumulated) dividends and participation rights in undistributed earnings, attributable to shares that are to be redeemed or repurchased that have not been recognized as interest costs in accordance with paragraph 22 shall be deducted in computing income available to common shareholders (the numerator of the earnings per share calculation), consistently with the “two-class” method set forth in paragraph 61 of FASB Statement No. 128, Earnings per Share.” The liability classified units are redeemable at a formula value determined based on a multiple of EBITDA. This formula value has not increased the redemption value due to the amount of the unpaid cumulative preferred return on the preferred units. Since these common units have had no change in redemption value, they have had no amounts recognized as interest costs in accordance with paragraph 22 of SFAS 150. While they contain a redemption feature, the liability classified units continue to participate in the Company’s earnings along with all other common units. Accordingly, the Company has revised its financial statements to deduct

Ms. Pamela A. Long
January 4, 2008

earnings attributable to redeemable units from pro forma income available to common unitholders and to exclude the common units from the basic and diluted units outstanding in computing pro forma net income (loss) per common share.
* * *
Please call the undersigned if you have any questions or additional comments.
Very truly yours,
/s/ Heidi J. Steele
Heidi J. Steele

cc:	Joseph Chalhoub
Greg Ray
Larry A. Barden